February 8, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Joseph Cascarano

Re:YogaWorks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 3, 2018

Form 10-Q for the Fiscal Quarter Ended September 30, 2018

Filed November 14, 2018

File No. 001-38151

Ladies and Gentlemen:

We are providing this response letter with respect to the Staff’s comment letter dated December 18, 2018, regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2017 and Form 10-Q for the Fiscal Quarter Ended September 30, 2018. For your convenience, the Staff’s comments have been reproduced below, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP financial measures, page 42

1.We note that your Non-GAAP performance measures identified as “Adjusted free cash flow” and “Studio-Level adjusted free cash flow,” which you provide to investors and others to understand and evaluate your Company’s operating results in the same manner as management and the Board. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures, and your definition of free cash flow differs from the typical definition per Question 102.07 of the April 2018 C&DI on Non-GAAP measures, please revise the title of these measures in future filings to provide a more appropriate description.

RESPONSE:

We acknowledge the Staff’s comment and will revise the title of these measures in future filings to provide a more appropriate description.

2.Additionally, we note that you adjust for changes in deferred revenue to determine your performance measures “Adjusted free cash flow,” “Studio-level free cash flow” and “Studio-Level EBITDA.” It appears your treatment of deferred revenue represents individually tailored accounting principles substituted for those in GAAP. In future filings, please remove these adjustments from your performance measure calculations here as well as in your earnings releases on Forms 8-K. See Question 100.04 of the updated Non-GAAP C&DIs.

RESPONSE:

We acknowledge the Staff’s comment and will revise accordingly in future filings.

United States Securities and Exchange Commission

Please contact me at (424) 207-2132 if you have any questions.

YogaWorks, Inc.

By:	/s/ Vance Chang Vance Chang Chief Financial Officer
cc:	Robert S. Littlepage Paul Fischer Larry Spirgel Travis J. Leach